

Becoming part of our

Rialto Markets community



Bringing Private Markets to the Public

MAKING INVESTMENT MORE ACCESSIBLE

A fully regulated Broker Dealer and ATS secondary market platform for private securities

ABOUT US

Rialto Markets aims to be the trusted 'go to' regulated broker dealer empowering companies to raise money through our unrivaled expertise in crowdfunding and institutional investment.

We operate an SEC regulated secondary market trading platform for buying and selling shares in private companies.

Our technology
infrastructure
empowers direc
private capital r
and investment
delivering clarit
simplicity to a c
marketplace.

A fully regulated Broker Dealer and ATS secondary market platform for private securities

Global crowdfunding exploded from **$8.61 billion** in 2020 to **$113.52 billion** last year – a **1,021% increase**, according to Pitchbook data.

US private equity crowdfunding market doubled year on year in 2021 through Regulation CF and Regulation A+ investment offerings.

The problem is there are 27 million private companies in the US

but fewer than 1% are publicly traded at present

Until now, there’s been little or no established infrastructure or regulated secondary trading platform for high-growth private companies to match that of the public markets, such as the NYSE or the Nasdaq.

This potentially opens up a massive market opportunity, by empowering investors to reach the other 99% of private companies, not only in the secondary market but in the primary too.







On the days Microsoft, Google and Amazon launched their stock market IPOs their shareholders had a **341%**, **500%** and **3900%** uplift in share value....

...more recent IPOs have not delivered anywhere near in value uplift for it's shareholders

Legal Disclaimer: All securities are speculative, illiquid, and carry a high degree of risk – including the loss of the entire investment.



Trust in the crowd

THE PROBLEM

Private Markets lack the infrastructure of Public Markets



Dry Powder grew to a record **$2.3 trillion***

ACCESS

- Investors have difficulty identifying and evaluating deal flow.
- Issuers have difficulty breaking into and expanding investor networks.



68%** of investors cite illiquidity as a pain point

MONETIZATION

- Holding and maintaining assets is manual.
- There is an on-ramp into the investment, but no off-ramp to sell and monetize.

Complexity
10-15%*** i



COMPLEXIT

- Regulatory comple raises friction.
- Paper-based bi-lat arrangements mak standardization di

*McKinsey Global Private Market Review 2020 **Office of the Advocate for Small Business Capital Formation ***JPM, 'Infrastructure Investing, Key Benefits and Risks

Rialto Markets addresses those friction points with three lines of busi



Turnkey infrastructure to conduct a **self-hosted** capital raise

PRIMARY MARKET

- Investors can access high growth, early-stage private investment opportunities.
- Issuers can reach a diverse investor base, from retail to institutional investors.



FINRA approval to transact across **private market** digital securities

SECONDARY MARKET

- Rialto Markets' Alternative Trading System (ATS) provides an off-ramp to investors looking to realize value.
- Issuers should be able to better manage their road to an IPO, offering liquidity events to employees and early investors.



A simple, compliant m solution through **'Pov Rialto Market**

WHITE LABEL

- 'Powered by Rialto Mark effective solution for Cro portals and fractionalize marketplaces.
- Industry standard APIs v protocol and blockchain provide for quick implem onboarding.

Disclaimer: The above statements do not constitute an endorsement from FINRA or the SEC

ALTERNATIVE TRADING SYSTEM

What is an ATS?

Alternative Trading System (ATS) is a regulatory term for a non-exchange trading venue that matches buyers and sellers for transactions. ATS's are regulated as broker-dealers, rather than as exchanges.


Almost 70% of inves
in private companies
inability to "cash out
major problem for th
This often restricts many pros
investors from investing.
SOURCE: OFFICE OF THE ADVOCATE FOR
BUSINESS CAPITAL FORMATION



Private Markets lack the infrastructure of Public Markets

- Reduces friction

- Expands access to more potential investors

- Lowers the cost of raising capital

- Provides investors with access to new opportunities, and

- Allows for secondary trading, enabling the private markets to scale.

Product Line Drill Down

Primary Market: Infrastructure to support Primary Market Raises

How Rialto Markets Makes Money: Success Fees
Who Pays: The Issuer
Recurring? No

Atlis total raised via Rialto Markets since the beginning of September

$0

AS OF 11/02/2021 AT 5:30AM



Atlis Motor Vehicles
Rialto Reg CF Investment Proce
Basic Info
Investor Info
Funding Info
Contact Information
Email Address
Mobile Number
sample@email.com
How Much Would You Like to Invest?
$ 0.00
Minimum $254.80
By filling out and submitting this form you agree to receive email, text and voice messages
Motor vehicle.
Rialto
markets

Legal Disclaimer: Reg A+, Regulation CF and Regulation D securities are speculative, illiquid, and carry a high degree of risk – including the loss of the entire investment.

Secondary Market: Alternative Trading System for US Securities Trading

How Rialto Markets Makes Money: Listing Fees and Commissions
Who Pays: The Issuer (Listing Fees) and the Subscriber (Commissions)
Recurring? Yes







Welcome back!
Take a look at our most recent issuers:
SHARES AVAILABLE
CityZenith
The leading Digital Twin AI platform for highly efficient, low-carbon cities,buildings, and infrastructure, from the architects of Google Earth.
Security Type
Regulation A+ Equity
Sector
AI Technology
Market Capitalization at Launch
$24 million
TRADE NOW
Offer open to all investors
SHARES AVAILABLE
Manta Bio Fuel
Reinventing crude oil, renewably this time
Security Type
Equity
Sector
Green Tech
Market Capitalization at Launch
$50 million
TRADE NOW
Offer open to all investors
SHARES AVAILABLE
NYC Opportunity Fund
Invest in a portfolio of discounted NYC real estate before the market recovers
Security Type
Debt
Sector
Green Tech
Market Capitalization at Launch
$24 million
TRADE NOW
Offer open to all investors

Buy
Sell
BIDS
1,500 shares @ 1.25
2,000 shares @ 1.15
750 shares @ 1.05
ORDER TYPE
Limit
QUANTITY
0.00
HET
BID PRICE
0.00
USD
TOTAL
0.00
USD
TIME IN FORCE
GTC
REVIEW ORDER
OFFERS
2,500 shares @ 1.75
1,000 shares @ 1.55

Product Line Drill Down

White Label: 'Powered by Rialto Markets'

How Rialto Markets Makes Money: Licensing Fee and Commissions

Who Pays: The Marketplace (Licensing Fee) and the Subscriber (Commissions)

Recurring? Yes

Marketplace website

The potential future landscape for fractionalized assets

Rialto Markets' ATS supports investing and trading in alternative and fractionalized assets.

Current Use Cases:

- Serial Issuer of Artwork
- Serial Issuer of Athletic Influencer Companies



All Money, Real Assets
(Digitizable Assets)
$100's of Trillions
Stock
Markets
$90T
Go
Marke
$12
Assets Currently Unavailable for Investment
Current Investable

Legal Disclaimer: Fractionalized assets / NFTs are very speculative, illiquid, and carry a high degree of risk – including the loss of the entire investment.

Our Competitive Edge

For both issuers and investors

- Empowers issuers to raise capital and own their data

- Aims to give investors wider access to the private markets

- Connects issuers with a diverse investor base

- Provides a platform for investors to monetize their investment

- Allows private companies to retain key personnel

- Regulated broker dealer registered in all 50 states

- SEC and FINRA regulated alternative trading system (ATS)



Disclaimer: The above statements do not constitute an endorsement from FINRA or the SEC

Rialto Markets' multiple revenue streams



- Success fees of 1%-3% for broker dealer solutions on millions of dollars of investment

- Success fees of 6-8% from connecting issuers with investment banks and platforms

- Commissions on transactions, ranging from 2% to 25 basis points (or 0.25%) of notional value

- Recurring revenues from placement and maintenance fees from issuers



Built on Wall Street

regulation and traditions

As this market opens up to more competition, it's our belief no one has more experience in managing and communicating the regulatory framework than Rialto Markets.

Major Market Growth

The private markets continue to grow rapidly, accounting for $7 trillion in private assets this year, proving that investors support exciting private companies.

The same Forbes report in 2021 forecasts global Private Equity to grow to $30 trillion by 2030.


TRILLIONS OF DOLLARS
40
30
20
10
0
$7 trillion
2021

Legal Disclaimer: Private securities are speculative, illiquid, and carry a high degree of risk – including the loss of the entire investment.

Rialto Markets Traction & Success to Date

- Closing in on raising $200M in primary offerings for nine high-growth private companies and a pipeline approaching $1 billion for 2022

- Plus $780M of new contracts signed and a large pipeline of companies looking to engage with us using our financial infrastructure and secondary trading ATS

- Regulated to transact across private market securities in both digital and traditional forms on their alternative trading system (ATS)

- Established partnerships with many investment banks, law firms, transfer agents and escrow banks

- Built-out infrastructure and technology for both primary raises and secondary offerings

Legal Disclaimer: Private securities are speculative, illiquid, and carry a high degree of risk – including the loss of the entire investment.

Key to our success is our experienced team

Our team and advisors have been at the heart of the migration from voice to electronic for most asset classes and we are poised to execute the next evolution in capital markets.

























Shari Noonan
CEO & Co-Founder
Series 7, 14, 24, 57, 63



Joel Steinmetz
COO & Co-Founder
Series 7, 24, 57, 63



Rob Noonan
CMO & Co-Founder



Jim Caboy
CCO
Series 7, 24, 57, 63



Ryan Simmons
Head of Operations
Series 7, 27, 57, 99



Greg Sullivan
Head of Advisory
Series 7, 63



Lee E. Saba
Head of Market Structure

Successfully Mana

Don’t take our word for it – this is what the market is saying



“Rialto Markets is focusing on what I consider t
one of the most exciting parts of the financial
industry today, and that is taking equity and d
offerings of private companies and allowing th
be traded on an electronic platform. They will
helping to unlock private market liquidity for
created intangible digital assets.”

– DR DAVID KRAUSE, DIRECTOR OF MARQUETTE UNIVERSITY’S A
PROGRAM AND ASSOCIATE PROFESSOR

Disclaimer: The above quote is no guarantee of future performance or success, Reg A+, Regulation CF and Regulation D securities are speculative, illiquid
a high degree of risk – including the loss of the entire investment.

Don’t take our word for it – this is what the market is saying



> “The key to private equity growth is the booming secondary market.”

– ANTOINE DREAN FORBES CONTRIBUTOR FOR HEDGE FUNDS A
PRIVATE EQUITY STATS ON GROWTH OF PRIVATE MARKETS

Disclaimer: The above quote is no guarantee of future performance or success, Reg A+, Regulation CF and Regulation D securities are speculative, illiquic
a high degree of risk – including the loss of the entire investment.

Don’t take our word for it – this is what the market is saying

SOURCE:



CROWDFUND INSIDER

“While public markets have declined as
and fewer firms seek a public listing or
exchange due to excessive cost, privat
markets have boomed. This includes n
only securities issued under RegD, ava
to mainly accredited investors, but als
securities available to retail investors
under RegCF and RegA+.”

Disclaimer: The above quote is no guarantee of future performance or success, Reg A+, Regulation CF and Regulation D securities are speculative, illiquid
a high degree of risk – including the loss of the entire investment.

Don’t take our word for it – this is what the market is saying

“It always bothered me that my military brothers and sisters couldn't invest alongside me
they didn't have the net worth or income required by the SEC – but, with the help of Ria
Markets these issues have become a thing of the past.”

– MISSION FIRST CAPITAL FOUNDER, PHIL CAPRON

“Partnering with Rialto Markets to raise this funding so rapidly has enabled ATLIS to now
scale battery development and move towards vehicle production. The fast pace and ma
oversubscription of our most recent raise speaks volumes about the success of our capit
with Rialto Markets.”

– ATLIS PRESIDENT, ANNIE PRATT

“We are delighted to potentially be one of the first US companies to offer a secondary tra
opportunity to its shareholders. With the help of Rialto Markets, investors in Cityzenith
possibly realise any value in their shares sooner than before.”

– CITYZENITH CEO AND FOUNDER MICHAEL JANSEN

Disclaimer: The above quotes are no guarantee of future performance or success, Reg A+, Regulation CF and Regulation D securities are speculative, illiq
carry a high degree of risk – including the loss of the entire investment.







Q&A



Rialto
markets

Thank you for your time today, and we look forward to any further questions.

If you are interested in becoming part of our growing community please get in touch

Email: info@rialtomarkets.com   Website: rialtomarkets.co